EXHIBIT 12.1
Mondelēz International, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars, except ratio)

	For the Three Months Ended June 30, 2018	For the Six Months Ended June 30, 2018
Earnings from continuing operations before income taxes	$248	$1,405
Add/(Deduct):
Distributed income from less than 50% owned affiliates	8	151
Fixed charges	155	290
Interest capitalized, net of amortization	—	(1)
Earnings available for fixed charges	$411	$1,845
Fixed charges:
Interest incurred:
Interest expense (1)	$131	$242
Capitalized interest	—	1
	131	243
Portion of rent expense deemed to represent interest factor	24	47
Fixed charges	$155	$290
Ratio of earnings to fixed charges	2.7	6.4
Notes:

(1)	Excludes interest related to uncertain tax positions, which is recorded in our tax provision.